UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Forterra, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34960W 106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 34960W 106	Page 1 of 7

1.	NAMES OF REPORTING PERSONS Forterra US Holdings, LLC, a Delaware limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 45,107,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 45,107,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,107,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 70.6%[1]
12.	TYPE OF REPORTING PERSON OO

[1]	Based upon 63,926,374 shares of common stock, par value $0.001 per share (“Common Stock”), of Forterra, Inc. (the “Issuer”), outstanding as of November 11, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for quarter ended September 30, 2016 and filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2016 (the “2016 Q3 10-Q”).

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1.	NAMES OF REPORTING PERSONS John P. Grayken
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 45,107,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 45,107,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,107,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 70.6%[2]
12.	TYPE OF REPORTING PERSON IN

[2]	Based upon 63,926,374 shares of Common Stock outstanding as of November 11, 2016 as reported in the 2016 Q3 10-Q.

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CUSIP No. 34960W 106	Page 3 of 7

Item 1(a).	Name of Issuer:

Forterra, Inc. a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

511 East John Carpenter Freeway, 6th Floor, Irving, TX 75062

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by:

(1) Forterra US Holdings, LLC (“Holdings”)

(2) Mr. John P. Grayken

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) The principal business address of Holdings is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

(2) The principal business address of Mr. John P. Grayken is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

Item 2(c).	Citizenship:

(1) Holdings is a Delaware limited liability company.

(2) Mr. John P. Grayken is an Irish citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (“Common Stock”) of the Issuer

Item 2(e).	CUSIP Number:

34960W 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

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CUSIP No. 34960W 106	Page 4 of 7

Item 4.	Ownership.

The 45,107,250 shares of Common Stock reported on this Schedule 13G are held directly by Holdings. Mr. John P. Grayken controls and is the sole shareholder of Lone Star Management Co. IX, Ltd., a Bermuda exempted limited company (“Management”), which controls and is the general partner of Lone Star Partners IX, L.P., a Bermuda limited partnership (“Partners”), which controls and is the general partner of Lone Star Fund IX (U.S.), L.P., a Delaware limited partnership (“Fund”), which controls LSF9 Stardust GP, LLC, a Delaware limited liability company (“Stardust GP”), which controls and is the general partner of LSF9 Stardust Holdings, L.P., a Bermuda limited partnership (“Stardust Holdings”), which owns Holdings. For purposes of this Schedule 13G, the “Lone Star Entities” collectively refers to Holdings, Stardust Holdings, Stardust GP, Fund, Partners and Management.

Mr. John P. Grayken, who in various capacities is related to the Lone Star Entities, including as sole shareholder of Management, may be deemed to share beneficial ownership of the Common Stock owned by Holdings.

(a)	Amount beneficially owned:

Holdings is the beneficial owner of 45,107,250 shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 45,107,250 shares of Common Stock.

(b)	Percent of class:[3]

Holdings is the beneficial owner of 70.6% of the outstanding shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 70.6% of the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Holdings has the sole power to vote or to direct the vote over 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to vote or to direct the vote over 0 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Holdings has the shared power to vote or to direct the vote over 45,107,250 shares of Common Stock; and

Mr. John P. Grayken has the shared power to vote or to direct the vote over 45,107,250 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Holdings has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

[3]	Based upon 63,926,374 shares of Common Stock outstanding as of November 11, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and filed with the SEC on November 15, 2016.

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CUSIP No. 34960W 106	Page 5 of 7

(iv)	Shared power to dispose or to direct the disposition of:

Holdings has the shared power to dispose or to direct the disposition of 45,107,250 shares of Common Stock; and

Mr. John P. Grayken has the shared power to dispose or to direct the disposition of 45,107,250 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends in respect of, or the proceeds from the sale of, the 45,107,250 shares of Common Stock held of record by Holdings is governed by the certificate of formation and limited liability company agreement of Holdings.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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CUSIP No. 34960W 106	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FORTERRA US HOLDINGS, LLC

By:	/s/ Kyle Volluz	February 8, 2017
Name:	Kyle Volluz
Title:	President

JOHN P. GRAYKEN

By:	/s/ William D. Young	February 8, 2017
Name:	William D. Young
Title:	Attorney-in-Fact for John P. Grayken

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CUSIP No. 34960W 106	Page 7 of 7

Exhibit No.	Description

24.1	Power-of-Attorney granted by John P. Grayken in favor of William D. Young, dated September 7, 2016.

99.1	Joint Filing Agreement, dated February 8, 2017.